FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

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Bank of New Zealand

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10 March 2005	Bank Smarter	[LOGO]

BNZ - Repositioning	[LOGO]

Key Business Issues

•      In early 2002 our brand performance was declining to unacceptable levels relative to competitors

•      At that time Bank of New Zealand had:

•      Declining brand preference

•      Declining customer satisfaction

•      Declining main bank customer share

•      Brand was identified as one of the Bank’s Big Five strategic priorities

•      A major brand project was then put in place

Core Strategy

•      Back to basics, what is the Bank of New Zealand brand about?

•      A 12-month process for staff engagement and building belief in our brand attributes

•      Leadership

•      Empowerment

•      Performance

•      Put in place comprehensive brand programmes to improve all customer touchpoints.

•      Rebuilt external communication platforms to introduce brand values – manifested in “Bank Smarter”

As a result, by 2002, key measures were falling…

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BNZ Strategic Priorities

•                  Brand

•                  Customer Satisfaction

•                  Housing

•                  Youth

Since 2002 Brand performance improved significantly

	Dec	Sept	Sept
	2002	2003	2004	Direction

Preference – All Customer	11.7%	13.6%	15.6%

Preference – Own Customer	61%	69%	71%

Preference / Share Ratio	89%	105%	111%

Advertising awareness	14%	16%	26%

Customer Satisfaction	51%	55%	65%

Source: AC Nielsen Consumer Monitor

Result has been sustained improvement in customer satisfaction

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•                  Focus on improving brand perception and customer experience is paying off.

•                  Experienced significant gains in customer satisfaction over the last two years.

Home Loan Strategy paying off

BNZ One of only two Main Banks to grow market share - Jan 02 to Dec 04

Housing System Growth versus BNZ Market Share

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Continuous focus on building our Home Loan book

Success driven by a combination of salesforce alignment and promotional focus

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Home Loan Market Competitive Advantage

Mortgage Broker sourced 30 – 40%
2-Year Fixed Rate Home Loan

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Assumptions

•                  Competitor bank matches Bank of New Zealand Rate

•                  Mortgage broker origination year 1 is 65 bpts

•                  Mortgage broker trail commission year 2 is 25 bpts

Bank sourced 60% - 70%

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Assumptions

•                  Bank of New Zealand 16% Home Loan market share

Programme was designed to deliver competitive advantage in Home Loan market

•                  Full relationship with our customers, therefore greater ability to cross sell

•                  Largest and most capable MMM workforce

•                  Leverage our unique online leads capability to give us an advantage in customer retention and anticipating next best sale.

•                  No broker expense (no upfront, trail or operational costs), therefore we have a natural cost advantage

•                  As we only sell through our own channels, we do not have any internal conflict therefore we have boosted our staff confidence.

•                  As we do not use brokers, we have reduced customer churn

Programme to selectively grow Youth market share

Key Business Issues

•      Share fall from 10% in 1999 to 7% in 2002/3

•      Majority of switching occurs between 19 to 29 year olds

•      Youth market opportunity

•      73% of NZ 20 –24 year olds do not go onto full time tertiary education

•      Tertiary students are important but competitive sub-segment.

•      Student market is highly competitive and service intensive, however we need to be there

•      Non student youth market is profitable in near term, because they traditionally pay fees, borrow and take longer to repay debt.

Core Strategy

•      Target everyday banking as it is the key relationship driver

•      Create lead source for Campus Pack

•      Dynamic Money for under 19s

•      Acquire new customers from targeting key life events with a good offer

•      Campus Pack, Graduate Pack & Student Card

•      Create new market in working youth through recognising future value not current value

•      Smart Money

•      Market Share grew from 7% to 9% (2002/3 to 2004)

Progress to date on key strategies implemented

	2002/3	Current Industry Best	Av. Gth 99-02	Score 2004	Av. Gth Since 2002/3

Satisfaction	53%	68%	-1.0%	63%	5.0%

Preference	12%	21%	-0.8%	15%	1.6%

Preference:Share	94	128	-1.7	110	8.0

Personal Share	12%	39%	-0.6%	14%	0.9%

Housing	15%	38%	0.0%	16%	0.5%

Youth	7%	42%	-0.8%	9%	1.0%

Consistent evolutionary approach to strategy

	2002 / 2003		2003 / 2004		2004 / 2005
					•	Brand Program
			•	Brand Program	•	Customer
Ongoing			•	Customer		Satisfaction
				Satisfaction	•	Home Loans
					•	Youth

	•	Brand Program	•	Home Loans	•	Small Business
Current	•	Customer	•	Youth	•	Consumer
Focus		Satisfaction	•	Retail Model		Finance
	•	Home Loans	•	Small Business	•	Agribusiness

	•	Youth	•	Consumer	•	Savings and Deposits
Emerging	•	Retail Model		Finance
	•	Small Business	•	Agribusiness

Infrastructure Renewal Program

Disclaimer

•                                The preceding material is a presentation of general background information about the National’s activities current at the date of the presentation, March 10, 2005. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan Crook
Date: 10 March 2005	Title:	Associate Company Secretary